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                             April 19, 2024

       Lisa Brady
       President and Chief Executive Officer
       Parks America, Inc.
       1300 Oak Grove Road
       Pine Mountain, GA 31822

                                                        Re: Parks America, Inc.
                                                            PREC14A filed April
12, 2024
                                                            File No. 000-51254

       Dear Lisa Brady:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14A filed April 12, 2024

       General Questions About Proposal 1, page 4

   1. We note your disclosure on page 6 that in the event of an over-vote for directors,
                                                        "depending on the
broker, bank or other nominee through which [a stockholder
                                                        holds] shares, [the
stockholder's] votes on all other proposals before the Annual Meeting may also be invalid and
not counted." Please expand the disclosure to explain the basis for such statement,
including why holding shares through certain brokers, banks or other nominees as opposed to
other such entities might cause a stockholder's votes on all other proposals to be invalid
and not counted.
   2. We note that you encourage stockholders to vote by internet "to avoid an 'over-vote' or
                                                        'under-vote.'" Please
confirm that stockholders voting by internet have the option to vote for fewer than seven
director candidates, as your current disclosure implies that stockholders voting by
internet may be able to vote only if they select a certain number of director candidates.
 Lisa Brady
Parks America, Inc.
April 19, 2024
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-
551-3444.



FirstName LastNameLisa Brady                                Sincerely,
Comapany NameParks America, Inc.
                                                            Division of
Corporation Finance
April 19, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName